UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
July 1, 2002 to September 30, 2002
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect cost for each of SWEPCO, PSO and CPL;
(c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 2002 through September 30, 2002.




                                                     3rd QUARTER 2002
                                           SWEPCO RAIL CAR MAINTENANCE FACILITY
                                                      RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                                SWEPCO                  PSO                 CPL                  TOTAL

            July                                   322                   52                   0                    374
            August                                 556                  120                   2                    678
            September                              474                  310                   6                    790
                                   ------------------------------------------------------------------------------------

            TOTAL                                1,352                  482                   8                  1,842
                                   ====================================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                      SWEPCO                  PSO                 CPL                  TOTAL
      DIRECT LABOR -
            July                            $18,875.49              $994.13              $48.88             $19,918.50
            August                           27,625.89             2,015.79                 .46              29,642.14
            September                        25,283.12            21,712.85              643.47              47,639.34
                                   ------------------------------------------------------------------------------------
            TOTAL                           $71,784.50           $24,722.77             $692.71             $97,199.98
                                   ====================================================================================

      DIRECT MATERIAL -
            July                           $105,597.83           $10,399.93               $0.00            $115,997.76
            August                          130,326.18            33,659.42           11,495.00             175,480.60
            September                        55,294.46           247,089.15            2,521.30             304,904.91
                                   ------------------------------------------------------------------------------------
            TOTAL                          $291,218.47          $291,148.50          $14,016.30            $596,383.27
                                   ====================================================================================

      OTHER DIRECT COSTS -
            July                            $54,665.17           $31,099.48          $15,917.71            $101,682.36
            August                           98,558.26            20,282.81           13,773.62             132,614.69
            September                       109,046.61             7,039.94           11,583.75             127,670.31
                                   ------------------------------------------------------------------------------------
            TOTAL                          $262,270.04           $58,422.23          $41,275.08            $361,967.36
                                   ====================================================================================

      INDIRECT COST SHARED ON
      COST RATIO
            July                           $196,659.41           $10,357.61             $509.27            $207,526.29
            August                          175,343.80            12,794.39                2.92             188,141.11
            September                        41,966.94            36,040.72            1,067.92              79,075.57
                                   ------------------------------------------------------------------------------------
            TOTAL                          $413,970.15           $59,192.72           $1,580.11            $474,742.97
                                   ====================================================================================

      TOTAL EXPENDITURES
            July                           $375,797.90           $52,851.15          $16,475.86            $445,124.91
            August                          431,854.13            68,752.41           25,272.00             525,878.54
            September                       231,591.13           311,882.66           15,816.34             559,290.13
                                   ------------------------------------------------------------------------------------
            TOTAL                        $1,039,243.16          $433,486.22          $57,564.20          $1,530,293.58
                                   ====================================================================================


C. COMPUTATION OF COST RATIO                    SWEPCO                  PSO                 CPL                  TOTAL
      July 2002
            DIRECT LABOR                    $18,875.49              $994.13              $48.88             $19,918.50
            COST RATIO                          94.76%               04.99%              00.25%                100.00%

      August 2002
            DIRECT LABOR                    $27,625.89            $2,015.79               $0.46             $29,642.14
            COST RATIO                          93.20%               06.80%              00.00%                100.00%

      September 2002
            DIRECT LABOR                    $25,283.12           $21,712.85             $643.37             $47,639.34
            COST RATIO                          53.07%               45.58%              01.35%                100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of November, 2002.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                   -----------------------
                                        Armando Pena
                                        Treasurer

                            INDEX TO EXHIBITS




Exhibit                                                           Transmission
Number                          Exhibit                              Method


  1         July 2002 statement furnished by SWEPCO to             Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges

  2         August 2002 statement furnished by SWEPCO to           Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges

  3         September 2002 statement furnished by SWEPCO to        Electronic
                  PSO and CPL detailing PSO and CPL's rail car charges


                                       CENTRAL AND SOUTH WEST SERVICES, INC                         Exhibit 1
                                          P.O. BOX 21928 TULSA, OKLAHOMA                           Page 1 of 4
                                         TELEPHONE NUMBER (918) 594 - 2000

                        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                                 JULY, 2002


A.  NUMBER OF RAIL CARS SERVICED


 SWEPCO    322             PSO     52                    CPL         0


B.  AMOUNT OF EXPENDITURES:


 COSTS ASSIGNED 100% TO SWEPCO:                                                                     SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                      $105,597.83
PR4018  Stores Salvage - SWEPCO                                                                     ($188.92)
PR4101  Direct Labor to SWEPCO Coal Cars                                                          $16,202.44
PR4101  Charges Other than Direct Labor                                                                $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                     $2,673.05
PR4104  Charges Other than Direct Labor                                                                $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                            $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                  $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                               $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                              $0.00
PR4238  Depreciation Expense - SWEPCO                                                                  $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                         $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                   $53,846.70
PR4272  Switching Fees - SWEPCO                                                                    $1,007.39
PR4277  Repainting Coal Cars - SWEPCO                                                                  $0.00
                                                                                                  ----------

                 Total 100% SWEPCO Costs                                                         $179,138.49
                                                                                                  ==========


  COSTS ASSIGNED 100% TO CPL:                                                                         CPL


PR4003  Direct Material to CPL Coal Cars                                                               $0.00
PR4014  Inventory Carrying Charges - CPL                                                               $0.00
PR4021  Stores Salvage - CPL                                                                           $0.00
PR4105  Direct Labor to CPL Coal Cars                                                                 $30.55
PR4105  Charges Other than Direct Labor                                                                $0.00
PR4106  Direct Labor to Rework CPL Material                                                           $18.33
PR4106  Charges Other than Direct Labor                                                                $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                     $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                  $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                 $0.00
PR4240  Depreciation Expense - CPL                                                                     $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                      $15,917.71
PR4274  Switching Fees - CPL                                                                           $0.00
PR4279  Repainting Coal Cars - CPL                                                                     $0.00
                                                                                                  ----------

                Total 100% CPL Costs                                                              $15,966.59
                                                                                                  ==========


                                                                                                Exhibit 1
                                                                                               Page 2 of 4

  COSTS ASSIGNED 100% TO PSO:                                                                         PSO
PR4002  Direct Material to PSO Coal Cars                                                          $10,399.93
PR4015  Inventory Carrying Charges - PSO                                                               $0.00
PR4019  Stores Salvage - PSO                                                                       $3,312.56
PR4102  Direct Labor to PSO Coal Cars                                                                $975.80
PR4102  Charges Other than Direct Labor                                                                $0.00
PR4103  Direct Labor to Rework PSO Material                                                           $18.33
PR4103  Charges Other than Direct Labor                                                                $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                     $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                  $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                 $0.00
PR4239  Depreciation Expense - PSO                                                                     $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                      $27,786.92
PR4273  Switching Fees - PSO                                                                           $0.00
PR4278  Repainting Coal Cars - PSO                                                                     $0.00
                                                                                                  ----------
                Total 100% PSO Costs                                                              $42,493.54
                                                                                                  ==========


                                                                                                Exhibit 1
                                                                                               Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                         SHARED
PR4010  Shop Material                                                                              $2,829.79
PR4011  Small Tools                                                                                   $98.50
PR4012  Facility Maintenance - Material                                                           $93,035.39
3RD Party Direct Labor                                                                            $47,168.96
PR4016  Switch Engine Operation and Maintenance                                                      $930.95
PR4017  Equipment Operation and Maintenance                                                        $1,601.56
PR4020  Stores Salvage - Joint                                                                         $0.00
PR4110  Supervision                                                                               $12,942.74
PR4111  Clerical                                                                                   $7,538.96
PR4112  Training and Safety                                                                        $4,196.32
PR4113  General Shop Labor                                                                         $8,481.23
PR4114  Facility Maintenance - Labor                                                              $28,116.99
PR4116  Labor Switch Engine Operation and Maintenance                                             $13,300.51
PR4201  Ad Valorem Taxes - Facility                                                                    $0.00
PR4108  Labor  - Other                                                                                 $0.00
PR4210  Employee Activities                                                                            $0.00
3RD Party Remfg Labor Cars                                                                           $449.18
3RD Party Switching                                                                                    $0.00
PR4211  Employee Expenses                                                                            $174.31
PR4212  Employee Fringe Benefits                                                                       $0.00
PR4215  Employee Sick Benefits                                                                         $0.00
PR4220  Injuries and Damages                                                                           $0.00
PR4221  Insurance - Liability and Property                                                             $0.00
PR4225  Maintenance of Facilities (Contracted)                                                     $1,840.00
PR4226  Office Supplies and Expenses                                                                 $682.71
PR4232  Payroll Taxes (FICA & UC) - Other                                                              $0.00
3RD Party Sales Expense                                                                            $3,060.66
PR4234  Utilities - Heat, Light, Power and Water                                                   $5,826.08
PR4235  Utilities - Telephone                                                                        $743.08
PR4236  Vehicle Expense                                                                              $315.75
PR4237  Depreciation Expense                                                                           $0.00
PR4250  Miscellaneous                                                                                $264.00
PR4262  Lease - Basic - All Except Coal Cars                                                           $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                       $0.00
PR4004  Material Direct to Outside Coal Cars                                                     $151,552.98
PR4022  Stores Salvage - Outside Cars                                                           ($177,624.36)

                                                                                                  ----------
                                                                                                 $207,526.29
               Total Costs Shared on Cost Ratio
                  {see computation below} -



           SWEPCO                        94.76%                                                  $196,659.41

           CPL                            0.25%                                                      $509.27

           PSO                            4.99%                                                   $10,357.61



                                                                                                 Exhibit 1
                                                                                                Page 4 of 4

         Capital Recovery on Capital Expenditures not
          Covered Under Lease Agreement {Cost Ratio}                                                   $0.00



                     TOTAL COSTS FOR THE MONTH

           SWEPCO                                                                                $375,797.90

           CPL                                                                                    $16,475.86

           PSO                                                                                    $52,851.15


 C. COMPUTATION OF COST RATIO:



101, 104 Direct Labor SWEPCO             $18,875.49           94.76 %   SWEPCO
102, 103 Direct Labor PSO                   $994.13            4.99 %   PSO
105, 106 Direct Labor CPL                    $48.88            0.25 %   CPL
                                           --------          --------

         Total Direct Labor              $19,918.50          100.00 %
                                           ========          ========


                                       CENTRAL AND SOUTH WEST SERVICES, INC                     Exhibit 2
                                          P.O. BOX 21928 TULSA, OKLAHOMA                       Page 1 of 4
                                        TELEPHONE NUMBER (918) 594 - 2000

                        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                                AUGUST, 2002


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO      556            PSO   120              CPL                 2


B.  AMOUNT OF EXPENDITURES:


  COSTS ASSIGNED 100% TO SWEPCO:                                                                  SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                      $130,326.18
PR4018  Stores Salvage - SWEPCO                                                                   $17,973.23
PR4101  Direct Labor to SWEPCO Coal Cars                                                          $24,820.92
PR4101  Charges Other than Direct Labor                                                                $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                     $2,804.97
PR4104  Charges Other than Direct Labor                                                                $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                            $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                  $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                               $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                              $0.00
PR4238  Depreciation Expense - SWEPCO                                                                  $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                         $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                   $75,652.09
PR4272  Switching Fees - SWEPCO                                                                    $4,932.94
PR4277  Repainting Coal Cars - SWEPCO                                                                  $0.00
                                                                                             ---------------

                 Total 100% SWEPCO Costs                                                         $256,510.33
                                                                                             ===============


    COSTS ASSIGNED 100% TO CPL:                                                                    CPL


PR4003  Direct Material to CPL Coal Cars                                                          $11,495.00
PR4014  Inventory Carrying Charges - CPL                                                               $0.00
PR4021  Stores Salvage - CPL                                                                           $0.00
PR4105  Direct Labor to CPL Coal Cars                                                                  $0.28
PR4105  Charges Other than Direct Labor                                                                $0.00
PR4106  Direct Labor to Rework CPL Material                                                            $0.18
PR4106  Charges Other than Direct Labor                                                                $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                     $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                  $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                 $0.00
PR4240  Depreciation Expense - CPL                                                                     $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                           $0.00
PR4274  Switching Fees - CPL                                                                      $13,773.62
PR4279  Repainting Coal Cars - CPL                                                                     $0.00
                                                                                             ---------------

                Total 100% CPL Costs                                                              $25,269.08
                                                                                             ===============


                                                                                                 Exhibit 2
                                                                                                Page 2 of 4

    COSTS ASSIGNED 100% TO PSO:                                                                    PSO
PR4002  Direct Material to PSO Coal Cars                                                          $33,659.42
PR4015  Inventory Carrying Charges - PSO                                                               $0.00
PR4019  Stores Salvage - PSO                                                                      ($8,492.38)
PR4102  Direct Labor to PSO Coal Cars                                                              $2,015.61
PR4102  Charges Other than Direct Labor                                                                $0.00
PR4103  Direct Labor to Rework PSO Material                                                            $0.18
PR4103  Charges Other than Direct Labor                                                                $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                     $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                  $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                 $0.00
PR4239  Depreciation Expense - PSO                                                                     $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                      $28,775.19
PR4273  Switching Fees - PSO                                                                           $0.00
PR4278  Repainting Coal Cars - PSO                                                                     $0.00
                                                                                              ---------------
                Total 100% PSO Costs                                                              $55,958.02
                                                                                              ===============

                                                                                                Exhibit 2
                                                                                               Page 3 of 4


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED
PR4010  Shop Material                                                                              $6,313.68
PR4011  Small Tools                                                                                  $606.97
PR4012  Facility Maintenance - Material                                                           $39,943.02
3RD Party Direct Labor                                                                            $51,734.62
PR4016  Switch Engine Operation and Maintenance                                                    $3,368.78
PR4017  Equipment Operation and Maintenance                                                        $3,834.50
PR4020  Stores Salvage - Joint                                                                         $0.00
PR4110  Supervision                                                                                $8,408.29
PR4111  Clerical                                                                                   $8,148.96
PR4112  Training and Safety                                                                          $467.61
PR4113  General Shop Labor                                                                         $9,892.31
PR4114  Facility Maintenance - Labor                                                              $28,011.01
PR4116  Labor Switch Engine Operation and Maintenance                                             $16,416.54
PR4201  Ad Valorem Taxes - Facility                                                               $20,491.95
PR4108  Labor  - Other                                                                                 $0.00
PR4210  Employee Activities                                                                            $0.00
3RD Party Remfg Labor Cars                                                                         $1,681.34
3RD Party Switching                                                                                    $0.00
PR4211  Employee Expenses                                                                              $0.00
PR4212  Employee Fringe Benefits                                                                       $0.00
PR4215  Employee Sick Benefits                                                                         $0.00
PR4220  Injuries and Damages                                                                           $0.00
PR4221  Insurance - Liability and Property                                                             $0.00
PR4225  Maintenance of Facilities (Contracted)                                                     $3,079.50
PR4226  Office Supplies and Expenses                                                               $1,060.47
PR4232  Payroll Taxes (FICA & UC) - Other                                                              $0.00
3RD Party Sales Expense                                                                            $2,650.68
PR4234  Utilities - Heat, Light, Power and Water                                                   $5,893.30
PR4235  Utilities - Telephone                                                                        $627.96
PR4236  Vehicle Expense                                                                              $166.75
PR4237  Depreciation Expense                                                                           $0.00
EMPLOYEE TRAVEL EXPENSES                                                                             $320.64
PR4262  Lease - Basic - All Except Coal Cars                                                           $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                       $0.00
PR4004  Material Direct to Outside Coal Cars                                                     $111,959.92
PR4022  Stores Salvage - Outside Cars                                                           ($136,937.69)

                                                                                              ---------------
                                                                                                 $188,141.11


               Total Costs Shared on Cost Ratio
                  {see computation below} -

               SWEPCO                    93.20%                                                  $175,343.80

               CPL                        0.00%                                                        $2.92

               PSO                        6.80%                                                   $12,794.39



                                                                                                 Exhibit 2
                                                                                                Page 4 of 4
              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                              $0.00
                                                                                              ---------------

                          TOTAL COSTS FOR THE MONTH

               SWEPCO                                                                            $431,854.13

               CPL                                                                                $25,272.00

               PSO                                                                                $68,752.41



  C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO       $27,625.89    93.20 %   SWEPCO
102, 103      Direct Labor PSO           $2,015.79     6.80 %   PSO
105, 106      Direct Labor CPL               $0.46     0.00 %   CPL
                                        ----------   -------

              Total Direct Labor        $29,642.14   100.00 %
                                        ==========   =======


                                       CENTRAL AND SOUTH WEST SERVICES, INC                     Exhibit 3
                                          P.O. BOX 21928 TULSA, OKLAHOMA                       Page 1 of 4
                                        TELEPHONE NUMBER (918) 594 - 2000

                        STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO AGREEMENT

                                              SEPTEMBER, 2002


A.  NUMBER OF RAIL CARS SERVICED


   SWEPCO      474            PSO   310              CPL                 6


B.  AMOUNT OF EXPENDITURES:


  COSTS ASSIGNED 100% TO SWEPCO:                                                                  SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                       $55,294.46
PR4018  Stores Salvage - SWEPCO                                                                   $58,376.68
PR4101  Direct Labor to SWEPCO Coal Cars                                                          $17,063.70
PR4101  Charges Other than Direct Labor                                                                $0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                     $8,219.42
PR4104  Charges Other than Direct Labor                                                                $0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                            $0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                  $0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                               $0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                              $0.00
PR4238  Depreciation Expense - SWEPCO                                                                  $0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                         $0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                   $48,587.78
PR4272  Switching Fees - SWEPCO                                                                    $2,082.15
PR4277  Repainting Coal Cars - SWEPCO                                                                  $0.00
                                                                                              ---------------

                 Total 100% SWEPCO Costs                                                         $189,624.19
                                                                                              ===============


    COSTS ASSIGNED 100% TO CPL:                                                                    CPL


PR4003  Direct Material to CPL Coal Cars                                                           $2,521.30
PR4014  Inventory Carrying Charges - CPL                                                               $0.00
PR4021  Stores Salvage - CPL                                                                         $689.91
PR4105  Direct Labor to CPL Coal Cars                                                                $643.37
PR4105  Charges Other than Direct Labor                                                                $0.00
PR4106  Direct Labor to Rework CPL Material                                                            $0.00
PR4106  Charges Other than Direct Labor                                                                $0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                     $0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                  $0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                 $0.00
PR4240  Depreciation Expense - CPL                                                                     $0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                      $10,893.84
PR4274  Switching Fees - CPL                                                                           $0.00
PR4279  Repainting Coal Cars - CPL                                                                     $0.00
                                                                                              ---------------

                Total 100% CPL Costs                                                              $14,748.42
                                                                                              ===============

                                                                                                Exhibit 3
                                                                                               Page 2 of 4

    COSTS ASSIGNED 100% TO PSO:                                                                    PSO
PR4002  Direct Material to PSO Coal Cars                                                         $247,089.15
PR4015  Inventory Carrying Charges - PSO                                                               $0.00
PR4019  Stores Salvage - PSO                                                                     ($26,644.44)
PR4102  Direct Labor to PSO Coal Cars                                                             $21,712.85
PR4102  Charges Other than Direct Labor                                                                $0.00
PR4103  Direct Labor to Rework PSO Material                                                            $0.00
PR4103  Charges Other than Direct Labor                                                                $0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                     $0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                  $0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                 $0.00
PR4239  Depreciation Expense - PSO                                                                     $0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                      $30,695.00
PR4273  Switching Fees - PSO                                                                       $2,989.38
PR4278  Repainting Coal Cars - PSO                                                                     $0.00
                                                                                              ---------------
                Total 100% PSO Costs                                                             $275,841.94
                                                                                              ===============


                                                                                                Exhibit 3
                                                                                               Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED
PR4010  Shop Material                                                                             $10,712.55
PR4011  Small Tools                                                                                  $569.64
PR4012  Facility Maintenance - Material                                                           $34,435.63
3RD Party Direct Material                                                                         $64,239.77
PR4016  Switch Engine Operation and Maintenance                                                    $1,383.02
PR4017  Equipment Operation and Maintenance                                                        $2,087.79
PR4020  Stores Salvage - Joint                                                                  ($142,212.83)
PR4110  Supervision                                                                                $8,285.40
PR4111  Clerical                                                                                   $8,068.26
PR4112  Training and Safety                                                                        $6,876.72
PR4113  General Shop Labor                                                                         $6,812.09
PR4114  Facility Maintenance - Labor                                                              $20,405.99
PR4116  Labor Switch Engine Operation and Maintenance                                             $15,024.96
PR4201  Ad Valorem Taxes - Facility                                                                    $0.00
PR4108  Labor  - Other                                                                                 $0.00
PR4210  Employee Activities                                                                           $69.15
3RD Party Remfg Labor Cars                                                                           $428.26
3RD Party  Direct Labor Cars                                                                      $20,928.02
Data Processing Charges                                                                              $147.00
Insurance Facility                                                                                   $112.77
Misc.                                                                                                $524.40
PR4220  Injuries and Damages                                                                           $0.00
PR4221  Insurance - Liability and Property                                                             $0.00
PR4225  Maintenance of Facilities (Contracted)                                                     $1,840.00
PR4226  Office Supplies and Expenses                                                               $6,682.56
PR4232  Payroll Taxes (FICA & UC) - Other                                                              $0.00
3RD Party Sales Expense                                                                            $2,523.23
PR4234  Utilities - Heat, Light, Power and Water                                                   $6,161.14
PR4235  Utilities - Telephone                                                                        $794.08
PR4236  Vehicle Expense                                                                            $2,175.97
PR4237  Depreciation Expense                                                                           $0.00
EMPLOYEE TRAVEL EXPENSES                                                                               $0.00
PR4262  Lease - Basic - All Except Coal Cars                                                           $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                       $0.00
PR4004  Material Direct to Outside Coal Cars                                                           $0.00
PR4022  Stores Salvage - Outside Cars                                                                  $0.00



                                                                                             ---------------
                                                                                                  $79,075.57


               Total Costs Shared on Cost Ratio
                  {see computation below} -

               SWEPCO                    53.07%                                                   $41,966.94

               CPL                        1.35%                                                    $1,067.92

               PSO                       45.58%                                                   $36,040.72




                                                                                                 Exhibit 3
                                                                                                Page 4 of 4

              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                              $0.00
                                                                                              ---------------


                          TOTAL COSTS FOR THE MONTH

               SWEPCO                                                                            $231,591.13

               CPL                                                                                $15,816.34

               PSO                                                                               $311,882.66



  C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO       $25,283.12    53.07 %   SWEPCO
102, 103      Direct Labor PSO          $21,712.85    45.58 %   PSO
105, 106      Direct Labor CPL             $643.37     1.35 %   CPL
                                        ----------   -------

              Total Direct Labor        $47,639.34   100.00 %
                                        ==========   =======


